Exhibit 3.1
CAPSTEAD MORTGAGE CORPORATION
SECOND AMENDED AND RESTATED INCENTIVE BONUS PLAN
1. Purposes.
     The purposes of the Company’s Second Amended and Restated Incentive Bonus Plan (the “Plan”) are to attract and retain highly-qualified employees by providing appropriate performance-based incentive awards and to align employee and stockholder interests by creating a direct link between employee compensation and the success of the Company. An additional purpose of the Plan is to serve as a qualified performance-based compensation program under Section 162(m) of the Code, in order to maximize the Company’s tax deduction for compensation paid under the Plan to Covered Employees (defined below).
2. Definitions.
     The following terms, as used herein, shall have the following meanings:
     (a) “Affiliate” shall mean (i) any corporation, partnership or other entity that, directly or indirectly, is controlled by the Company, (ii) any entity in which the Company has a significant equity interest, and (iii) any entity that provides substantial management advisory services for the Company, in each case as determined by the Committee.
     (b) “Annual Base Salary” shall mean the annual rate of base salary of a Participant in effect on the first day of the Plan Year, without regard to any optional or mandatory deferral of base salary pursuant to a salary deferral arrangement.
     (c) “Board” shall mean the Board of Directors of the Company.
     (d) “Bonus” shall mean any annual incentive bonus award granted pursuant to the Plan; the payment of any such award shall be contingent upon the attainment of Performance Goals with respect to a Plan Year.
     (e) “Change in Control” shall mean the occurrence of an event described in Section 5(e) hereof.
     (f) “Code” shall mean the Internal Revenue Code of 1986, as amended.
     (g) “Committee” shall mean the Compensation Committee of the Board.
     (h) “Company” shall mean Capstead Mortgage Corporation, a Maryland corporation.
     (i) “Covered Employee” shall have the meaning set forth in Section 162(m) of the Code (or any successor provision).

     (j) “Participant” shall mean an employee of the Company or one of its Affiliates who is eligible to participate herein pursuant to Section 3 of the Plan and for whom a target Bonus is established with respect to the relevant Plan Year.
     (k) “Performance Goal(s)” shall mean the criteria and objectives which must be met during the Plan Year as a condition of the Participant’s receipt of payment with respect to a Bonus, as described in Section 4 hereof.
     (l) “Plan” shall mean this Second Amended and Restated Incentive Bonus Plan of Capstead Mortgage Corporation.
     (m) “Plan Year” shall mean each fiscal year of the Company, commencing with the Company’s fiscal year beginning on January 1, 1996.
3. Eligibility.
     Certain key employees of the Company and its Affiliates, as determined by Committee, shall be eligible to participate in the Plan.
4. Performance Goals.
     The Committee shall establish Performance Goals expressed in terms of the achievement of any of one or more of the following performance measures: earnings, earnings per share, earnings from operations, return on stockholders’ equity, total return (change in stock price plus dividends), modified total return (change in net asset value plus dividends), return on assets, the extent of increase of any one or more of the foregoing over a specified period, or the Company’s ranking against a peer group of companies with respect to any one or more of the foregoing. To the extent applicable, such Performance Goals shall be determined in accordance with generally accepted accounting principles and reported upon by the Company’s independent accountants. Performance Goals shall include a threshold level of performance below which no Bonus payment shall be made, and may include levels of performance at which specified percentages of the target Bonus shall be paid and a maximum level of performance above which no additional Bonus shall be paid. The performance measure or measures and the Performance Goals established by the Committee with respect thereto may be (but need not be) different each Plan Year and different goals may be applicable to different Participants.
5. Bonuses.
     (a) In General. For each Plan Year, the Committee shall specify the Performance Goals applicable to each Participant for such Plan Year and the amount of, or the formula for determining, the target Bonus for each Participant with respect to such Plan Year. A Participant’s target Bonus for each Plan Year shall be expressed as a percentage of the Participant’s Annual Base Salary. Except as set forth in Section 5(e) hereof, payment of a Bonus for a particular Plan Year shall be made only if and to the extent the Performance Goals with respect to such Plan Year are attained and only if the Participant is employed by the Company on the last day of the Plan Year. The actual amount of Bonus payable under the Plan shall be determined as a percentage of the Participant’s target Bonus, which percentage shall vary depending upon the extent to which the Performance Goals have been attained. The Committee may, in its discretion, reduce or eliminate the amount payable to any Participant (including a Covered Employee), in each case based upon such factors as the Committee may deem relevant, but shall not increase the amount payable to any Covered Employee.
     (b) Special Limitation on Certain Bonuses. Notwithstanding anything to the contrary contained in this Section 5, the Bonus for each Covered Employee under the Plan in any Plan Year may not exceed $2,000,000.
     (c) Time of Payment. Unless otherwise determined by the Committee at the time of grant, or except as provided herein, all payments in respect of Bonuses granted under this Section 5 shall be made within a reasonable period after the end of the Plan Year. In the case of Participants who are Covered Employees, except as provided in Section 5(e) hereof, such payments shall be made only after achievement of the Performance Goals has been certified by the Committee.
     (d) Form of Payment. Payment of a Participant’s Bonus for any Plan Year shall be made in cash.
     (e) Change in Control. Notwithstanding any other provision of the Plan to the contrary, (i) if a “Change in Control” of the Company (as defined in this Section 5(e)) shall occur following a Plan Year as to which the Committee has determined the actual Bonuses to be paid (but such Bonuses have not yet been paid), such Bonuses shall be paid immediately in cash, (ii) if a Change in Control shall occur following a Plan Year as to which the Committee has not yet determined the actual Bonuses to be paid, such Bonuses shall be immediately determined and paid in cash, and (iii) if a Change in Control shall occur during a Plan Year as to which target Bonuses have been established (but the actual Bonuses to be paid have not yet been determined), such Plan Year shall be deemed to have been completed, the target levels of performance set forth under the respective Performance Goals shall be deemed to have been attained and a pro rata portion of the Bonus so determined for each Participant for such partial Plan Year (based on the number of full and partial months which have elapsed with respect to such Plan Year) shall be paid immediately in cash to each Participant for whom a target Bonus for such Plan Year was established.
     For the purposes of this Section 5, a Change in Control of the Company shall occur upon the first to occur of the following:
      (i) the occurrence of an event of a nature that would be required to be reported in response to Item 1 or Item 2 of a Form 8-K Current Report of the Company promulgated pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended; provided that, without limitation, such a Change in Control shall be deemed to have occurred if (a) any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company’s then outstanding securities or (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election by the Board or the nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved;
      (ii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than eighty percent (80%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a reorganization or recapitalization of the Company, or a similar transaction (collectively, a “Reorganization”), in which no “person” acquires more than twenty percent (20%) of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control of the Company; or
      (iii) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.
6. Administration.
     The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including without limitation, the authority to grant Bonuses; to determine the persons to whom and the time or times at which Bonuses shall be granted; to determine the terms, conditions, restrictions and performance criteria relating to any Bonus; to make adjustments in the Performance Goals in response to changes in applicable law, regulations, or accounting principles, except as otherwise provided herein; to reduce or eliminate compensation payable upon attainment of Performance Goals; to construe and interpret the Plan and any Bonus; to prescribe, amend and rescind rules and regulations relating to the Plan; and to make all other determinations deemed necessary or advisable for the administration of the Plan.
     The Committee shall consist of two or more persons each of whom is an “outside director” within the meaning of Section 162(m) of the Code. The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by unanimous written consent. The Committee may delegate to one or more of its members or to one or more agents such ministerial duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any stockholder.
     No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Bonus granted hereunder.
7. General Provisions.
     (a) Compliance with Legal Requirements. The Plan and the granting of Bonuses, and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.
     (b) No Right To Continued Employment. Nothing in the Plan or in any Bonus granted shall confer upon any Participant the right to continue in the employ of the Company or an Affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way the right of the Company or an Affiliate to terminate such Participant’s employment.
     (c) Withholding Taxes. The Company or its Affiliate shall deduct from all payments and distributions under the Plan any taxes required to be withheld by federal, state or local governments.
     (d) Amendment and Termination of the Plan. The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that no amendment which requires stockholder approval in order for the Plan to continue to comply with Section 162(m) of the Code shall be effective unless the same shall be approved by the requisite vote of the stockholders of the Company. Additionally, the Committee may make such amendments as it deems necessary to comply with other applicable laws, rules and regulations. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant, without such Participant’s consent, under any Bonus theretofore granted under the Plan.
     (e) Participant Rights. No Participant shall have any claim to be granted any Bonus under the Plan, and there is no obligation for uniformity of treatment for Participants.
     (f) Unfunded Status of Bonuses. The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments which at any time are not yet made to a Participant pursuant to a Bonus, nothing contained in the Plan or any Bonus shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company or an Affiliate.

     (g) Governing Law. The Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Maryland without giving effect to the choice of law principles thereof, except to the extent that such law is preempted by federal law.
     (h) Effective Date. The original Incentive Bonus Plan became effective upon its adoption by the Board on February 27, 1996 and was approved by the Company’s stockholders on April 19, 1996. Pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, to remain effective, the Plan must be submitted to the Company’s stockholders for approval every five years. Accordingly, for so long as the Company submits the Plan to its shareholders for approval every five years for approval and the Company’s stockholders approve such submission, the Plan shall remain effective.
     (i) Interpretation. The Plan is designed and intended to comply with Section 162(m) of the Code, to the extent applicable, and all provisions hereof shall be construed in a manner to so comply.